Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Top Tanker Management Inc.	Marshall Islands
Monte Carlo LAX Shipping Company Limited	Marshall Islands
PCH Dreaming Inc.	Marshall Islands
South California Inc.	Marshall Islands
Malibu Warrior Inc.	Marshall Islands
Santa Catalina Inc.	Marshall Islands
Santa Monica Marine Inc.	Marshall Islands
Roman Empire Inc.	Marshall Islands
Athenean Empire Inc.	Marshall Islands
Eco Oceano Ca Inc.	Marshall Islands
Julius Caesar Inc.	Marshall Islands
Legio X Inc.	Marshall Islands